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                                                                                                                                                                                                                                                                                                                                                                                                                           486 W. 1360 N.
                                                                                                                                                                                                                                                                                                                                                                                                       American Fork, UT  84003
Gary R. Henrie Attorney at Law

February 28, 2014

Mr. Patrick Kuhn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Fitweiser Holdings, Inc. (the “Company”)
            Item 4.01 Form 8-K
            Filed June 3, 2014
            File No. 000-55166

Dear Mr. Kuhn:

This letter responds to your comment letter to the Company dated July 11, 2014.

In response to your comments we have filed herewith Amendment No. 1 to our Form 8-K and therein added a second and a third paragraph to Item 14 on page 23.  We also added  Exhibit 16.1 and an explanatory note on the top of page 2.

In connection with responding to your comments, the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary R.  Henrie
Gary R. Henrie
Corporate Counsel